 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Kirk, Randal J. (Last) (First) (Middle) The Governor Tyler 1902 Downey Street (Street) Radford, VA 24141 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Novitron International, Inc. NOVI 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 04/29/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director   X 10% Owner
   Officer (give title below)        Other (specify below)

Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock, $.01 par value per share								$433,141(1)	D
								$56,250(1)	I	By Kirkfield
								$99,033(1)	I	By RJK
								$9,211(1)	I	By Zhong Mei
								$138,342(1)	I	By NRM

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Series A Nonvoting Convertible Preferred Stock, $.01 par value per share	(2)	04/29/2003		J(2)		61,505		(2)		Common Stock, $.01 par value per share	615,050	$4.01	61,505	D
Series A Nonvoting Convertible Preferred Stock, $.01 par value per share	(2)	04/29/2003		J(2)		37,716		(2)		Common Stock, $.01 par value per share	377,160	$4.01		I	By Kirkfield
Series A Nonvoting Convertible Preferred Stock, $.01 par value per share	(2)	04/29/2003		J(2)		48,085		(2)		Common Stock, $.01 par value per share	480,850	$4.01		I	By RJK
Series A Nonvoting Convertible Preferred Stock, $.01 par value per share	(2)	04/29/2003		J(2)		2,388		(2)		Common Stock, $.01 par value per share	23,880	$4.01		I	By Zhong Mei
Series A Nonvoting Convertible Preferred Stock, $.01 par value per share	(2)	04/29/2003		J(2)		41,682		(2)		Common Stock, $.01 par value per share	416,820	$4.01		I	By NRM
Series A Nonvoting Convertible Preferred Stock, $.01 par value per share	(2)	04/29/2003		J(2)		11,289		(2)		Common Stock, $.01 par value per share	112,890	$4.01		I	By Staff LLC

Explanation of Responses:

(1) Randal J. Kirk controls each of Kirkfield, L.L.C. ("Kirkfield"), RJK, L.L.C. ("RJK"), Zhong Mei, L.L.C. ("Zhong Mei"), New River Management II, LP ("NRM") and Third Security Staff 2001 LLC ("Staff LLC"). On September 10, 2002, Novitron International, Inc. ("Novitron") declared a five-for-four Common Stock stock dividend payable to holders of record of the Common Stock as of August 26, 2002. On March 17, 2003, Mr. Kirk, Kirkfield, RJK and Zhong Mei transferred 96,195; 14,037; 25,718; and 2,392 shares, respectively, of Common Stock of Novitron to NRM. Kirkfield, RJK, Zhong Mei and NRM directly beneficially own an aggregate of 302,836 shares of Common Stock, which shares may be deemed to be indirectly beneficially owned (as defined under Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) by Mr. Kirk.
(2) On April 29, 2003, Novitron acquired Landmark Scientific, Inc. ("Landmark") by means of a merger (the "Landmark Merger") of Landmark with and into Spectran Holdings, Inc., a wholly owned subsidiary of Novitron, and pursuant to which each holder of Landmark common stock received 2.5 shares of Series A Nonvoting Convertible Preferred Stock of Novitron for each share of Landmark common stock held by such holder. Also on April 29, 2003, Novitron acquired Group Practice Services Incorporated ("GPSI") pursuant to a merger (the "GPSI Merger") of GPSI with and into Clinical Data Inc., a wholly owned subsidiary of Novitron, in which each holder of common stock and preferred stock of GPSI received 2.42691 shares of Series A Nonvoting Convertible Preferred Stock of Novitron for each share of GPSI common stock and preferred stock held by such holder. Each share of Series A Nonvoting Convertible Preferred Stock of Novitron is convertible, at the option of the holder of such share, into 10 shares of Common Stock of Novitron at any time (i) after the date (the "Stockholder Approval Date") upon which the holders of the outstanding shares of capital stock of Novitron who are entitled to vote, at a special or annual meeting of stockholders of Novitron, approve the issuance of the shares of Common Stock issuable upon conversion of the outstanding shares of Series A Nonvoting Convertible Preferred Stock and (ii) before the earlier to occur of (A) the liquidation, dissolution or winding up Novitron or a change in control of Novitron and (B) the date upon which the Securities and Exchange Commission declares effective a registration statement on Form S-3 or another applicable form filed by Novitron to register for resale the shares of Common Stock issuable upon conversion of the outstanding shares of Series A Nonvoting Convertible Preferred Stock (the "Registration Eeffective Date"). Each share of Series A Nonvoting Convertible Preferred Stock of Novitron will automatically convert into 10 shares of Common Stock of Novitron upon the later to occur of (x) the Stockholder Approval Date and (y) the Registration Effectiveness Date. As a result of the Landmark Merger, each of Mr. Kirk, Kirkfield, RJK, Zhong Mei and Staff LLC received 10,749; 2,237; 4,483; 417; and 744 shares of Series A Nonvoting Convertible Preferred Stock of Novitron, respectively. As a result of the GPSI Merger, each of Mr. Kirk, Kirkfield, RJK, Zhong Mei, NRM and Staff LLC received 50,756; 35,479; 43,602; 1,971; 41,682; and 10,545 shares of Series A Nonvoting Convertible Preferred Stock of Novitron, respectively. Therefore, as a result of these transactions, Kirkfield, RJK, Zhong Mei, NRM and Staff LLC directly beneficially own an aggregate of 141,160 shares of Series A Nonvoting Convertible Preferred Stock, which shares may be deemed to be indirectly beneficially owned (as defined under Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) by Mr. Kirk.

By:	Date:
/s/ Randal J. Kirk	05/01/2003

** Signature of Reporting Person	SEC 1474 (9-02)

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